CM 11/30

AM 11-30-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04014308

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53615

RECEIVED NOV 26 2004 PROCESSING SECTION

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/2003** (MM/DD/YY) AND ENDING **09/30/2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FutureTrade Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

26110 Enterprise Way
(No. and street)

Lake Forest	**California**	**92630**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William K. Guerry **(949) 999-2210**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED DEC 02 2004 THOMSON FINANCIAL

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

695 Town Center Drive, Suite 1200	**Costa Mesa**	**California**	**92626**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William K. Guerry, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to FutureTrade Securities, LLC (the "Company") as of September 30, 2004 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

GLORIA L. LAZARONY
Commission # 1467744
Notary Public - California
Orange County
My Comm. Expires Feb 3, 2008

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
  Notes to Financial Statements.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (not applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not required).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUTURETRADE SECURITIES, LLC
(A wholly owned subsidiary of FutureTrade Technologies, Inc.)

(SEC I.D. No. 8-53615)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2004
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

FutureTrade Securities, LLC

We have audited the accompanying statement of financial condition of FutureTrade Securities, LLC (the "Company") (a wholly owned subsidiary of FutureTrade Technologies, Inc.) as of September 30, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of FutureTrade Securities, LLC as of September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 23, 2004

FUTURETRADE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS	
CASH	$ 1,632,941
RECEIVABLES FROM CUSTOMERS	326,183
RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS	1,307,152
OTHER CURRENT ASSETS	54,751
GOODWILL	3,128
TOTAL	$ 3,324,155
LIABILITIES AND MEMBER'S CAPITAL	
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 1,154,231
PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS	360,964
DUE TO PARENT	104,297
Total liabilities	1,619,492
COMMITMENTS AND CONTINGENT LIABILITIES (Note 3)	
MEMBER'S CAPITAL	1,704,663
TOTAL	$ 3,324,155

See notes to statement of financial condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

FutureTrade Securities, LLC (the "Company"), a wholly owned subsidiary of FutureTrade Technologies, Inc. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). All securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions—Customer commission revenue and related clearing expenses are recorded on a trade-date basis.

Cash—The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Expenses Paid on Behalf of Clients—The Company has entered into contracts with certain of its clients under which it utilizes a portion of the commission from such clients to pay research, services and other expenses on behalf of such clients. It is the Company's policy to recognize as revenue only those amounts that involve a financial commitment and assumption of credit risk by the Company. As of September 30, 2004, amounts collected in excess of payments made were $1,000,918, of which $225,057 is included in the captions payable to brokers, dealers and clearing organizations and $775,861 in accounts payable and accrued liabilities in the accompanying statement of financial condition. These amounts will be paid in the normal course of business.

Provision for Franchise Taxes—The Company is a limited liability company that is taxed as a partnership for federal income tax purposes and, therefore, is generally not subject to federal income taxes. The Parent includes the Company's results of operations in its tax returns. The Company is subject to a state franchise tax for limited liability companies, as well as a limited liability company fee based on total annual income, if any, which has been recorded in the accompanying financial statements.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost, which approximates fair value.

Goodwill—Effective January 1, 2002, as required by Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, the accounting for goodwill changed from an amortization method to an impairment-only approach. SFAS No. 142 requires the recoverability of

goodwill to be evaluated if events or circumstances indicate a possible impairment. If impairment of the goodwill is determined, then a loss would be recorded. As of September 30, 2004, management determined that goodwill was not impaired.

Recently Issued Accounting Pronouncements—In May 2003, Financial Accounting Standards Board ("FASB") issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity. The adoption of SFAS No. 150 did not have a material impact on the Company's statement of financial condition.

In 2003, the FASB issued FASB Interpretation No. ("FIN") 46, *Consolidation of Variable Interest Entities—an interpretation of ARB No. 51.* The interpretation requires the consolidation of certain variable interest entities ("VIE") by the primary beneficiary of the entity if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or if the equity investors lack the characteristics of a controlling financial interest. The Company does not hold interests in any VIEs; accordingly, this interpretation had no impact on the Company's statement of financial position.

3. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions—The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

4. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. For the period ended September 30, 2004, four customers represented approximately 42% of the Company's commission and fees revenue. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

5. RELATED PARTY TRANSACTIONS

In 2004, the Parent charged certain expenses solely related to the sales and support of securities transactions paid by the Parent to the Company. Payables due to the Parent resulting from these services are settled in the normal course of business. As of September 30, 2004, the Company had payables due to the Parent of $104,297.

The Parent provides, at no extra charge to the Company, shared office facilities, equipment and other operating and administrative services.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004, the

Company had net capital of $1,320,601, which was $1,212,635 in excess of its required net capital of $107,966. The Company's ratio of aggregate indebtedness to net capital was 1.23 to 1 at September 30, 2004.

7. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

November 23, 2004

FutureTrade Securities, LLC
26110 Enterprise Way
Lake Forest, California 92630

Dear Sirs:

In planning and performing our audit of the financial statements of FutureTrade Securities, LLC (the "Company") as of and for the year ended September 30, 2004 (on which we issued our report dated November 23, 2004) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP